UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-214585

MINEBEA MITSUMI KABUSHIKI KAISHA
(Exact name of registrant as specified in its charter)

MINEBEA MITSUMI Inc.
(Translation of registrant’s name into English)

4106-73 Oaza Miyota, Miyota-machi
Kitasaku-gun, Nagano 389-0293
Japan
+81-267-32-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

TABLE OF CONTENTS

PART I

Item 1. Exchange Act Reporting History

Item 2. Recent United States Market Activity

Item 3. Foreign Listing and Primary Trading Market

Item 4. Comparative Trading Volume Data

Item 5. Alternative Record Holder Information

Item 6. Debt Securities

Item 7. Notice Requirement

Item 8. Prior Form 15 Filers

PART II

Item 9. Rule 12g3-2(b) Exemption

PART III

Item 10. Exhibits

Item 11. Undertakings

SIGNATURE

PART I

Item 1. Exchange Act Reporting History

A. MINEBEA MITSUMI Inc. (the “Registrant,” formerly named Minebea Co., Ltd.) issued shares of its common stock (“Shares”) to the then shareholders of MITSUMI ELECTRIC CO., LTD. (“Mitsumi”) in exchange for the shares of common stock that they held in Mitsumi, pursuant to a share exchange agreement (“Share Exchange Agreement”). The Share Exchange Agreement was approved by Mitsumi’s shareholders at a shareholders’ meeting held on December 27, 2016.  In connection with the offer and sale of Shares to the U.S. resident shareholders of Mitsumi with regard to this transaction, a registration statement on Form F-4 (the “Registration Statement”) was filed with the Securities and Exchange Commission (the “Commission”) by the Registrant on November 14, 2016.   The Registrant first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 21, 2016, the date that the Registration Statement was declared effective by the Commission.

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F, including an annual report on Form 20-F filed on July 26, 2017.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on December 27, 2016, when Mitsumi’s shareholders approved the Share Exchange Agreement, as described in Item 1.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), Tokyo, Japan, and the First Section of the Nagoya Stock Exchange (the “NSE”), Nagoya, Japan. Together, the TSE and the NSE constitute the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s common stock was initially listed on the TSE in October 1961 and initially listed on the NSE in May 1971. The Registrant has maintained the listing of its common stock on the TSE and NSE for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE and the NSE for the 12-month period from December 1, 2016 to November 30, 2017 (both dates inclusive) was 99.98% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on December 1, 2016 and ended on November 30, 2017 (both dates inclusive) (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the common stock of the Registrant in the United States for the Applicable Period was 805 shares. The ADTV of the common stock of the Registrant on a worldwide basis for the Applicable Period was 4,052,637 shares.

C. The ADTV of the common stock of the Registrant in the United States for the Applicable Period was 0.02%  of the ADTV of the common stock of Registrant worldwide for the Applicable Period.

D. Neither the Registrant’s common stock nor American Depositary Shares representing such common stock are or have been listed on any national securities exchange or inter-dealer quotation system in the United States.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The sources of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 are Bloomberg L.P. and Yahoo! Finance.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on December 28, 2017.

B. The Registrant used Bloomberg to disseminate the notice in the United States.  A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: http://www.minebeamitsumi.com/english/index.html.

PART III

Item 10. Exhibits

1.1 Press release dated December 28, 2017.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, MINEBEA MITSUMI Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, MINEBEA MITSUMI Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 28, 2017

MINEBEA MITSUMI Inc.

By:	/s/ Hiromi Yoda
	Name:	Hiromi Yoda
	Title:	Director, Senior Managing Executive Officer (Chief Financial Officer)